Exhibit 99.106

1st Quarter 2020

Amended Management’s Discussion and Analysis For the Quarter Ended December 31, 2019	Protech Home Medical Corp.

Notice to Reader

As described in Note 16, the Company identified certain errors and adjustments, as set out below.

1.	Recognition of deferred revenue relating to rental billings in the condensed consolidated interim financial statements as at December 31, 2019 and September 30, 2019, and for the three months ended December 31, 2019 and 2018.
2.	Classification of expenses in the condensed consolidated interim statements of (loss) and comprehensive (loss) income for the three months ended December 31, 2019 and 2018 .
3.	Classification of leases and equipment loans in the condensed consolidated interim statements of financial position as at December 31, 2019 and September 30, 2019, and related interest expense in the condensed consolidated interim statements of (loss) and comprehensive (loss) income for the three months ended December 31, 2019 and 2018
4.	Recognition of goodwill impairment in the condensed consolidated interim statements of (loss) and comprehensive (loss) income and cash flows for the three months ended December 31, 2018 that had previously been recorded in the year ended September 30, 2019.
5.	Recognition and measurement of assets, liabilities and consideration relating to the business acquisitions that were previously reported in the previously issued condensed consolidated interim financial statements as at and for the three months ended December 31, 2019 and 2018.
6.	During the year ended September 30, 2020, the Company revised its estimate related to reserve for expected credit losses, and presentation of certain operating expenses under discontinued operations. The effects of these changes are reflected in the condensed consolidated interim statement of financial position as at December 31, 2019, and condensed consolidated interim statement of (loss) and comprehensive (loss) income and cash flows for the three months ended December 31, 2019 and 2018.
7.	Certain accompanying notes to the condensed consolidated interim financial statements as at December 31, 2019 and September 30, 2019, and for the three months ended December 31, 2019 and 2018.

Accordingly, the previously issued condensed consolidated interim financial statements as at and for the three months ended December 31, 2019 have been withdrawn and are refiled dated May 10, 2021.

AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS December 31, 2019 and 2018 (Dollar amounts expressed in thousands of Canadian Dollars)

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Protech Home Medical Corp. (“Protech” or the “Company”), prepared as of May 10, 2021 and should be read in conjunction with the amended and restated condensed consolidated financial statements for the three months ended December 31, 2019, including the notes therein. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise specified, all financial data is presented in Canadian dollars. The words “we”, “our”, “us”, “Company”, and “Protech” refer to Protech Home Medical Corp and/or the management and employees of the Company.

Additional information relevant to the Company is available for review on SEDAR at www.sedar.com.

Table of Contents

Caution Regarding Forward-Looking Statements	Page 2
Selected Quarterly Information	Page 3
About Our Business and Operating Results	Pages 3 – 6
Financial Position	Pages 6 – 8
Accounting and Disclosure Matters	Pages 8 – 10
Financial Instruments and Risk Management	Page 11
Risk Factors	Pages 12 – 16

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this report may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “plan,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it and assumes no obligation to update them.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS MD&A PRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS MD&A AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, THE COMPANY DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LEGISLATION.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS December 31, 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

1ST QUARTER FISCAL 2020 HIGHLIGHTS

On July 29, 2019, the Company sold all the assets of one of its subsidiaries, Patient Home Monitoring, Inc. The condensed consolidated financial statements and the notes reflect Patient Home Monitoring, Inc. as a discontinued operation. Prior year amounts have been reclassified in order to be comparable to the current year presentation.

-	Increased revenues by $1,337,000 or 7%, from the quarter ended December 31, 2018

-	Completed two acquisitions as part of its acquisition strategy
-	Increased the number of respiratory resupply set-ups from 11,279 in the quarter ended December 31, 2018 to 13,439 in the quarter ended December 31, 2019, an increase of 19%
-	Increased the number of equipment set-ups from 50,943 in the quarter ended December 31, 2018 to 62,999 in the quarter ended December 31, 2019, an increase of 24%
-	Cash on hand of $8,363 at December 31, 2019

SELECTED INFORMATION

	For the quarters ended
	December 31, 2019	December 31, 2018
Number of patients serviced	39,070	31,199
Number of equipment set-ups or deliveries	62,999	50,943
Respiratory resupply set-ups or deliveries	13,439	11,279
Adjusted EBITDA(1)	$1,577	$3,732
Cash	$8,363	$6,249

(1)	Refer to page five for definition of Adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”)

The words “we”, “our”, “us”, “Company”, and “Protech” refer to Protech Home Medical Corp. and/or the management and employees of the Company.

ABOUT OUR BUSINESS

Protech business objective

The explosive growth in the number of elderly patients in the US healthcare market is creating pressure to provide more efficient delivery systems. Healthcare providers, such as hospitals, physicians, and pharmacies, are seeking partners that can offer a range of products and services that improve outcomes, reduce hospital readmissions, and help control costs. Protech fills this need by delivering a growing number of specialized products and services to achieve these goals. Protech seeks to provide an ever-expanding line of products and services over larger geographic regions within the United States using several growth strategies.

Future Outlook

Protech expects to generate net profit and positive adjusted EBITDA, excluding IFRS treatment of non-cash items. Our top priority continues to be the generation of operational net profit, positive cash flow, and positive EBITDA in fiscal year 2020 and beyond. As we continue to expand in our existing markets, we plan to leverage our business platforms to enter new markets. As we continue to grow and achieve scale, the increasing cash generated from operations will be used to market our service and to gain market share. Our continued integration and rationalization, as well as our acquisitions, have given us a focus and path towards profitability at each business unit.

Going forward, we seek to find ways to continue to grow our customer base and penetrate these markets, while continuing to streamline our operational platform and generate positive cash flow and operational profits. We will continue to improve on operational efficiencies and call center management as they are key execution points in order to maintain our healthy gross margin while growing revenues via the cross selling of services to existing and acquired patients.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS December 31, 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

OPERATING RESULTS

Accounting policies and estimates

The consolidated financial statements for the quarter ended December 31, 2019 are prepared under International Financial Reporting Standards (“IFRS”) issued by the governing body of the International Accounting Standards Board (“IASB”). The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses for the period of consolidated financial statements.

IFRS accounting treatment

Management does not rely upon non-cash IFRS accounting treatment of certain items such as impairment of goodwill and intangible assets, changes in the fair value of financial derivatives, stock-based compensation and amortization of intangible assets when planning, monitoring, and evaluating the Company’ s performance or in making financial decisions.

Non-IFRS measures

Throughout this MD&A, references are made to several measures which are believed to be meaningful in the assessment of the Company’ s performance. These metrics are non-standard measures under IFRS and may not be identical to similarly to it led measures reported by other companies. Also, in the future, we may disclose different non-IFRS financial measures to help our investors more meaningfully evaluate and compare our future results of operations to our previously reported results of operations. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results as determined in accordance with IFRS. The primary purpose of these non-IFRS measures is to provide supplemental information that may prove useful to investors who wish to consider the impact of certain non-cash or uncontrollable items on the Company’ s operating performance.

EBITDA and Adjusted EBITDA

In calculating EBITDA and adjusted EBITDA certain items (mostly non-cash) are excluded from net income (loss) including interest, taxes, depreciation, amortization, change in fair value of debentures and derivative, stock-based compensation, and goodwill impairment charges. Set forth below are descriptions of the financial items that have been excluded from net income or loss to calculate EBITDA and Adjusted EBITDA and the material limitations associated with using these non-IFRS financial measures as compared to net income or loss.

-	Depreciation and amortization expense may be useful for investors to consider because they generally represent the wear and tear on our property and equipment used in our operations and amortization of intangibles valued in purchase accounting. However, we do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating costs.

-	The amount of interest expense we incur or interest income we generate may be useful for investors to consider and may result in current cash inflows or outflows. However, we do not consider the amount of interest expense or interest income to be a representative component of the day-to-day operating performance of our business.

-	Change in fair value of debentures and derivative may be useful for investors to consider as it represents changes in the fair value of debentures, driven by changes in the trading price of the debentures. These changes are non-cash, as the settlement of the underlying debenture will be at the face value.

-	Provision (benefit) for income taxes may be useful for investors to consider because it generally represents the taxes which may be payable for the period and the change in deferred income taxes and may reduce the amount of funds otherwise available for use. However, we do not consider the amount of income tax expense to be a representative component of the day-to-day operating performance of our business.

-	Stock-based compensation may be useful for investors to consider because it is an estimate of the non-cash component of compensation received by the Company’s directors, officers, employees, and consultants. However, stock-based compensation is being excluded from the Company’ s operating expenses because the decisions which gave rise to these expenses were not made to increase revenue in a particular period but were made for the Company’ s long-term benefit over multiple periods. While strategic decisions, such as those to issue stock-based awards are made to further the Company’ s long-term strategic objectives and do impact the Company’s earnings under IFRS, these items affect multiple periods and management is not able to change or affect these items within any period.

Management uses both IFRS and non-IFRS measures when planning, monitoring, and evaluating the Company’s performance.

The following table of adjusted EBITDA show our IFRS measures reconciled to EBITDA (non-IFRS measure) for the indicated periods. The table of net (loss) income is also measured based on IFRS. Both the tables are shown net of discontinued operations. Discontinued operations are comprised of the earnings after tax of discontinued operations until divestiture and the gain or loss after tax on sale, less costs to sell.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS December 31, 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

	Three months ended December 31, 2019	Three months ended December 31, 2018
Net loss from continuing operations	$(4,507)	$(917)
Add back:
Depreciation and amortization	4,708	3,318
Interest expense, net	604	396
Change in fair value of debentures and derivative	730	(68)
Provision (benefit) for income taxes	-	(58)
EBITDA	$1,535	$2,671
Impairment of goodwill	-	531
Stock-based compensation	42	530
Adjusted EBITDA	$1,577	$3,732

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018
Revenue	$21,846	$20,509
Inventory sold	6,072	6,012
Operating expenses	14,417	10,761
Depreciation	4,451	3,167
Amortization of intangible assets	257	151
Stock-based compensation	42	530
Other expense	(141)	6
Gain on disposals of property and equipment	(79)	(2)
Interest expense, net	604	396
Impairment of goodwill	-	531
Change in fair value of debentures and derivative	730	(68)
Provision (benefit) for income taxes	-	(58)
Net (loss) income from continuing operations	(4,507)	(917)
Income (loss) from discontinued operations	(1,158)	521
Net (loss) income	$(5,665)	$(396)
Income (loss) per share
Basic	$(0.07)	$0.00
Diluted	$(0.07)	$0.00

Revenue

For the three months ended December 31, 2019, revenue totaled $21,846,000, an increase of $1,337,000, or 7%, from the same period in 2018. The increase in revenues is due to the acquisition of two businesses in the first quarter of fiscal year 2020.

Inventory sold

For the three months ended December 31, 2019, inventory sold totaled $6,072,000 versus $6,012,000 during the same period in 2018. Inventory sold as a percent of revenue improved from 29% to 28%. The improvement during the period was primarily due to the consolidation of vendor accounts to secure pricing and terms across all companies, and better ordering models throughout the company to only order when necessary or ordering certain inventory items at the time where a better cost is given by vendors.

Operating Expenses

For the three months ended December 31, 2019, total operating expenses were $14,417,000, an increase of $3,656,000 from the same period in 2018. The increase was primarily due to approximately $2,300,000 of bad debt expense as a result of changing the estimate for more recent collection information, $1,500,000 from the acquisitions of two businesses, offset by approximately $300,000 from lower facility costs due to the adoption of IFRS 16, Leases (see Note 2 to the condensed consolidated interim financial statements).

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS December 31, 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

Depreciation expense

Depreciation expense increased by approximately $1,284,000 to $4,451,000 for the three months ended December 31, 2019. Approximately $400,000 was due to the adoption of IFRS 16, Leases (see Note 2 to the condensed consolidated interim financial statements). The remaining increase is due to increased depreciation on monitoring equipment from the increase in revenue.

Stock-based compensation

For the three months ended December 31, 2019, there is an expense for the stock-based compensation of $42,000 compared to $530,000 for the quarter ended December 31, 2018. The decline is due to options becoming fully vested during the year ended September 30, 2019

Interest expense

Interest expense increased approximately $200,000 for the quarter ended December 31, 2019 compared to 2018 as a result of the new debentures issued during 2019 having a higher face value and interest rate as compared to the debentures that were repaid. The Company paid off the unsecured debentures of $8.625 million bearing an interest rate of 7.5% in early May 2019. The Company issued new debentures on March 7, 2019 for $15,000,000, bearing an interest rate of 8.0%. The remainder of the Company’s interest expense is due to lease liabilities bearing an interest rate between 0% to 11.5%.

Change in fair value of debentures and derivative

For the three months ended December 31, 2019, the loss on change in fair value of debentures and derivative of $730,000 was due to the increase in the trading price of the debenture. For the three months ended December 31, 2018 the change in debenture and derivative was the result of a decrease in fair value of outstanding warrants.

FINANCIAL POSITION

	As at December 31, 2019	As at September 30, 2019
Cash	$8,363	$12,855
Accounts receivable	9,049	12,390
Inventory	6,646	4,738
Prepaid expenses and other current assets	854	800
Total current assets	24,912	30,783
Property and equipment and right of use assets	26,694	19,496
Intangible and other assets	6,920	4,886
Total assets	$58,526	$55,165
Total current liabilities, including current portion of lease liabilities	$26,886	$20,873
Long-term debt and other long-term liabilities	20,556	17,047
Total liabilities	47,442	37,920
Total shareholders’ equity	11,084	17,245
Total liabilities and shareholders’ equity	$58,526	$55,165

Liquidity

At December 31, 2019, the Company had cash on hand of $8,363,000. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have enough liquidity to meet its liabilities when due by continuously monitoring actual and budgeted cash flows and monitoring financial market conditions for signs of weakness.

As of December 31, 2019, the Company has $26,886,000 liabilities that are due within one year and has $24,912,000 of current assets to meet those obligations. Subsequent activity demonstrated that there was no liquidity issue as of December 31, 2019.

Capital management

The Company’s shareholders’ equity totaled $11,084,000 at December 31, 2019 and had debentures with a face amount of $15,000,000. Additionally, the Company had equipment loans and lease liabilities with a principal amount of $16,492,000.

The Company plans to raise capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through debt instruments, equity capital raised by way of private placements and convertible notes. There can be no assurance that the Company will be able to continue raising capital in this manner.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS December 31, 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly rated financial instruments, such as cash and short-term guarantee deposits, held with major Canadian and US financial institutions.

The Company had the following equity instruments outstanding at December 31, 2019 and December 31, 2018:

	As at December 31, 2019 (000’s)	As at September 30, 2019 (000’s)
Common shares	83,589	83,589
Underwriter Options	367	367
Options – employees and consultants	11,310	11,392

Financing

Historically and currently, the Company has financed its operations primarily from cash flow from operations, leases liabilities, debentures, equity financing and through the issuance of shares to acquire businesses. On March 7, 2019, the Company issued $15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30th and December 30th of each year. Each $1,000 debenture is convertible at the option of the holder into approximately 769.23 common shares. After three years, the Company can force conversion of the outstanding principal at conversion price of $1.30, if the daily volume weighted average price of the common shares exceeds $1.62/share for twenty consecutive trading days. The debenture agreement also allows for payment of cash in lieu of common shares upon exercise of conversion right by the holder, equivalent of the market price on the conversion date.

The above debenture contains multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares. The Company elected to value the convertible debentures in their entirety (including conversion right, forced conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL). The fair value of the debenture as at December 31, 2019 was $14,696,000.

Commitments and Contingencies

Contingencies

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business, none of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Quarterly Operating Results from continuing operations

	Quarter ended Dec. 31, 2019	Quarter ended Sep. 30, 2019	Quarter ended June 30, 2019	Quarter ended March 31,2019
Revenue	$21,846	$19,470	$20,164	$20,824
Net income (loss) from continuing operations	$(4,507)	$4,400	$(12,564)	$(591)
Net income (loss) per share – continuing operations	$(0.06)	$0.05	$(0.15)	$(0.01)
Total assets	$58,526	$55,165	$51,583	$70,049

	Quarter ended Dec. 31, 2018	Quarter ended Sep. 30, 2018	Quarter ended June 30, 2018	Quarter ended March 31,2018
Revenue	$20,509	$18,041	$18,468	$17,117
Net income (loss) from continuing operations	$(917)	$79	$(1,590)	$(3,527)
Net income (loss) per share – continuing operations	$(0.01)	$0.01	$(0.02)	$(0.05)
Total assets	$55,947	$49,105	$47,453	$46,804

Results of operations for the healthcare services market in which the Company operates show little seasonality from quarter to quarter.

Related party transactions

The Company has entered into six market rate leases for office, warehouse, and retail space with a rental Company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $68,000 per month, plus taxes, utilities, and maintenance.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS December 31, 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

Payments of approximately $55,000 and $52,000 were made to members of the Board of Directors for three months ended December 31, 2019 and 2018, respectively.

Key management personnel also participate in the Company’s share option program. The Company paid or accrued compensation to key management personnel the following:

	Three months ended December 31, 2019	Three months ended December 31, 2018
Salaries and Benefits	$255	$247
Stock-based compensation	-	333
Total	$255	$580

Off balance sheet arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on its results of operations or financial condition.

ACCOUNTING AND DISCLOSURE MATTERS

Financial reporting controls

The Company is not required to certify the design and evaluation of its disclosure controls and procedures and internal controls over financial reporting and has not completed such an evaluation.

There were no substantive changes in the Company’s disclosure controls and procedures and internal controls over financial reporting during the period ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’ s disclosure controls and procedures and internal controls over financial reporting.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the consolidated financial statements. We constantly evaluate these estimates and assumptions.

We base our estimates and assumptions on experience and other factors that are deemed reasonable under the circumstances. This involves varying degrees of judgment and uncertainty, thus the amounts currently reported in the consolidated financial statements could prove to be inaccurate in the future.

We consider the estimates and assumptions described in this section to be an important part in understanding the consolidated financial statements. These estimates and assumptions are subject to change, as they rely heavily on management’ s judgment and are based on factors that are inherently uncertain.

Revenue recognition

Revenue consists of net patient service revenue. Net patient service revenue is recognized at the time services are provided net of contractual adjustments based on an evaluation of expected collections resulting from the analysis of current and past due accounts, past collection experience in relation to amounts billed and other relevant information. Contractual adjustments result from the differences between the rates charged for services and reimbursements by government-sponsored healthcare programs and insurance companies for such services.

Accounts receivable

Accounts receivable are recorded at the time revenue is recognized and are presented on the balance sheet net of an allowance for doubtful accounts. It is possible that our estimates of the allowance for doubtful accounts could change, which could have a material impact on our operations and cash flows.

The Company will write-off receivables when the likelihood for collection is remote, the receivables have been fully reserved, and when the Company believes collection efforts have been fully exhausted and it does not intend to devote additional resources in attempting to collect.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS December 31, 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

Share Consolidation and New Stock Symbol

On December 31, 2018, the Company consolidated its common shares on the basis of one (1) new post-consolidation common share for every five (5) pre-consolidation common shares. The Consolidation affected shareholders uniformly, including holders of outstanding incentive stock options and warrants. Unless stated otherwise, all share and per share amounts have been restated retrospectively to reflect this share consolidation. The company began trading under the TSX Venture Exchange under the stock ticker symbol “PTQ” as of December 31, 2018.

Stock-based compensation

The Company accounts for stock-based compensation, including stock options and warrants, using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options and warrants at the date of grant is amortized over the vesting period and the offsetting credit is recorded as an increase in contributed surplus. The Company accounts for forfeitures as they happen. For the three months ended December 31, 2019 and 2018, the Company recorded stock-based compensation expense of $42,000 and $530,000, respectively.

The fair value of the vested stock options has been charged to the statement of income (loss) and comprehensive income (loss) and credited to contributed surplus over the proper vesting period. Fair value for the options granted periods ended December 31, 2018 and 2017, used the Black-Scholes option pricing model calculated using the following assumptions:

	For the three months ended	For the three months ended
	December 31, 2019	December 31, 2018
Share price	N/A	$0.63
Risk-free interest rate	N/A	2.24%
Expected volatility	N/A	118.17%
Expected life of option	N/A	10 years
Expected dividend yield	N/A	Nil

Income taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes and the Company’s income tax provisions reflect management’s interpretation of country-specific tax law. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business and may remain uncertain for several years after their occurrence. The Company recognizes assets and liabilities for taxation when it is probable that the relevant taxation authority will require the Company to receive or pay taxes.

Where the outcome of the determination of tax assets and liabilities is different from the amounts that were initially recorded, such differences will impact the current and deferred income taxes provision in the period in which such determination is made. Changes in tax law or changes in the way tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.

Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying value of assets and liabilities and their respective income tax bases. Deferred income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The calculation of current and deferred income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment concerning the carrying value of assets and liabilities. The current and deferred income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by regulatory agencies. Changes or differences in these estimates or assumptions may result in changes to the current and deferred tax assets and liabilities on the consolidated statements of financial position and a charge to or recovery of income tax expense.

Acquisition accounting

Accounting for business combinations requires the allocation of the Company’s purchase price to the various assets and liabilities of the acquired business at their respective fair values. The Company uses all available information to make these fair value determinations. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset or group of assets may be used to determine fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

Discontinued operations

An operation is qualified as discontinued when it represents a separate major line of business and has been sold, or when the criteria for classification as an asset held for distribution have been met.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS December 31, 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

Discontinued operations are presented on the statement of income (loss) and comprehensive income (loss) for the periods reported, comprising the earnings after tax of discontinued operations until divestiture and the gain or loss after tax on sale or fair value measurement, less costs to sell.

Significant accounting judgments

The following are the critical judgments, apart from those involving estimations, that have been made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Functional currency

Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices. The consolidated financial statements of the Company are presented in Canadian dollars, which is the parent company’s presentation currency, but which differs from its functional currency, the US dollar, which was determined using managements assumption that the primary economic environment from which it will derive its revenues and the expenses incurred to generate those revenues is the US.

Segment reporting

Management has assessed the information that is provided to the chief operating decision maker and how the business is monitored and has exercised judgment in determining that there is only one operating segment.

Asset impairment and cash generating units

For purposes of the asset impairment testing, the Company identifies cash generating units as the smallest identifiable groups of assets that generate independent cash inflows. Impairment testing is performed on these groups of assets on an annual basis or when events or circumstances indicate that the cash generating unit may become impaired considering the assessed and projected recoverable values of the cash generating unit. The Company has elected to perform the annual impairment testing in the fourth quarters.

Valuation of derivative instruments

Management has exercised judgment in the determination of the fair value of the derivative instruments. Estimating fair value for the derivatives requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires the judgment in the determination of the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility and dividend yield and making assumptions about them.

Recognition of leases

Management has exercised judgment in the determination of whether a contract to rent equipment represents a financing lease. Using historical returns and other operational data management has determined that in cases where the Company is the lessor, no rental agreements represent financing leases.

Goodwill impairment

Management has evaluated the recoverable amount of cash generating units and applied judgment in the discount rate and other underlying assumptions used in impairment analysis of goodwill.

Business Acquisitions

On October 31, 2018, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire 100% of the shares of Central Oxygen Inc., an Indiana company. Total consideration was $395,000 in cash and stock.

On October 31, 2018, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire 100% of the shares of Riverside Medical Inc., a Tennessee company. Total consideration was $131,000 in cash.

Effective October 1, 2019, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire 100% of the shares of Cooley Medical Equipment, Inc., a Kentucky company, Total consideration was $3,617,000, of which $3,089,000 was paid in cash at closing with the balance of $528,000 to be paid on the 18-month anniversary of the acquisition discounted at 3.86%.

Effective December 1, 2019, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire 100% of the shares of Acadia Medical Supply, Inc., a Maine company. Total consideration was $1,961,000, of which $1,334,000 was paid in cash at closing, and the balance of $627,000 to be paid on the one- and two-year anniversaries of the acquisition discounted at 3.86%.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS December 31, 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instrument risk exposure

The Company’ s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. These risks arise from the normal course of operations and all transactions are undertaken to support the Company’ s ability to continue as a going concern. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Company’s operating units. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily in excess of the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivable are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, directly from patients or for rebates due from manufacturers. Receivables generally are collected within industry norms for third-party payors and from manufacturers. The Company continuously monitors collections from its clients and maintains an allowance for bad debts based upon any specific payor collection issues that are identified and historical experience.

The Company recorded bad debt expense of $1,984,000 and $1,322,000 for three months ended December 31, 2019 and 2018, respectively. As of December 31, 2019, no one customer represented more than 10% of outstanding accounts receivable.

Currency risk

Currency risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities.

The Company realizes virtually all of its sales and makes a significant amount of its purchases in US dollars. Consequently, assets and liabilities are exposed to foreign exchange fluctuations.

The Company monitors and forecasts the values of net foreign currency cash flow and statement of financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

Based on the above net exposure at December 31, 2019, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would not result in a significant effect in net loss. The Company has not employed any currency hedging programs during the periods ended December 31, 2019 or 2018.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under normal conditions, by continuously monitoring actual and budgeted cash flows.

As of December 31, 2019, the Company has $26,886,000 of liabilities that are due within one year and has $24,912,000 of current assets to meet those obligations. Subsequent activity demonstrated that there was no liquidity issue as of December 31, 2019.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with Chartered Canadian and registered US financial institutions. The Company considers this risk to be immaterial. The interest on the convertible notes is not subject to cash flow interest rate risk as these instruments bear interest at fixed rates.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS December 31, 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

RISK FACTORS

While it is impossible to identify all such risk factors, factors that could cause actual results to differ materially from those estimated by us include:

Market Price of the Company Shares

The Company Shares are listed and posted for trading on the TSX Venture Exchange. Securities of small-cap and healthcare companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company Shares is also likely to be significantly affected by short-term changes in cost of goods, or in financial condition or results of operations. Other factors unrelated to the performance of the Company that may have an effect on the price of the Company Shares include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Company Shares that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company Shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution

The Company will require additional funds in respect of the further development of the company through acquisition. If the Company raises funds by issuing additional equity securities, such financing will dilute the equity interests of its shareholders.

Future Sales of Shares by Existing Shareholders

Sales of the Company Shares in the public markets, or the potential for such sales, could decrease the trading price of the Company Shares and could impair The Company’s ability to raise capital through future sales of the Company Shares. The Company may from time to time have previously issued securities at an effective price per share which will be lower than the market price of the Company Shares. Accordingly, certain shareholders of The Company may have an investment profit in the Company Shares that they may seek to liquidate.

Limited History of Operations

The Company has a limited history of operations. There can be no assurance that the business of the Company and/or its subsidiaries will be successful and generate, or maintain, any profit.

Novel Business Model

Home monitoring of patients on anticoagulants is a relatively new business, making it difficult to predict market acceptance, development, expansion, and direction. The home monitoring services to be provided by the Company represent a relatively new development in the U.S. healthcare industry. Accordingly, adoption by patients and physicians can require education, which can result in a lengthy sales cycle. The market may take time to develop. Physicians and/or patients may be slow to adopt new methods. The development of the Company’s home monitoring business will depend on many factors. These factors include: The Company’s ability to differentiate its services from those of its competitors; the extent and timing of the acceptance of the Company’s services as a replacement for, or supplement to, traditional methods of monitoring patients; the effectiveness of the Company’s sales and marketing and engagement efforts with customers and their health plan participants; the Company’s ability to provide quality customer service, as perceived by patients and physicians.

Because the monitoring business is evolving, the Company may not be able to anticipate and adapt to the developing market. Moreover, management cannot predict with certainty the future growth rate or the ultimate size of the market.

Reimbursement Rates May Decline

Reimbursement for services to be provided by the Company will come primarily from Medicare and private health insurance companies. The reimbursement rates offered are outside the control of the Company. Reimbursement rates in this area, and much of the U.S. health care market in general, have been subject to continual reductions as health insurers and governmental entities attempt to control health care costs. The extent and timing of any reduction in reimbursement rates cannot be predicted by the Company.

Reductions in reimbursement rates can have a material impact on the profitability of the Company’s operations. A reduction in reimbursement may be unrelated to any concurrent decline in the cost of operations, thereby resulting in reduced profitability. The Company’s costs of operations could increase, but the cost increases may not be passed on to customers because reimbursement rates are set without regard to the cost of service.

Dependence Upon Relationships with Key Suppliers

There are few manufacturers of equipment which can be used for home monitoring of patients on anticoagulants. There is the possibility that a new meter will encounter difficulties or “bugs” when first sent to market, and that initial technical support costs may be higher than for more well-established meters. Even if the Company switches to other competing meters, they may also encounter technical difficulties or regulatory issues. The emerging nature of the market presents risks that suppliers may not be able to provide equipment to satisfy demand. Demand may outstrip supply, leading to equipment shortages. Conversely, incorrect demand forecasting could lead to excess inventory. If the Company fails to achieve certain volume of sales, prices of meters may increase. The industry is subject to a high level of regulatory scrutiny, and government or manufacturer recalls could adversely affect the Company’s ability to provide monitoring services and achieve revenue targets.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS December 31, 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

Inadequate supply could impair the Company’s ability to attract new business and could create upward pricing pressure on equipment and supplies, adversely affecting margins for The Company. Additionally, the market for financing home testing meters and other supplies needed by the Company is limited. Several equipment manufacturers are pursuing a strategy of vertical integration, and should the Company ever need to order equipment from those manufacturers, such equipment may not be available on favorable terms.

Reliance Upon Few Payers

The Company will earn revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the US government being the primary entity making payments. If the Medicare program were to slow payments of receivables for any reason, the Company would be adversely impacted. In addition, both governmental and private health insurance companies may seek ways to avoid or delay reimbursement, which could adversely affect cash flow and revenues for the Company.

Government Regulation

Some operations of the Company will require certain licenses and permits from the authorities in the United States. The ability of the Company and its subsidiaries to obtain, sustain or renew any such licenses and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies. The ability of the Company to collect certain revenues in the future will depend on the Company receiving approval of an independent diagnostic testing facility and entering into an agreement with Medicare. There is no guarantee that the Company will meet these conditions. The Company will be subject to regulation from United States federal and state authorities. Regulatory action could disrupt its ability to provide services. Such regulatory action could come in the form of actions against manufacturers, unrelated to the Company’s conduct, or actions based upon the Company’s operation. Regulatory action could prevent or delay reimbursement for certain services.

There could also be legislative action that could adversely affect the Company’s business model, including, without limitation: a decision by the United States government to become the exclusive provider of health care services at some time in the future; changes in United States federal or state laws, rules, and regulations, including those governing the corporate practice of medicine, and fee splitting; and changes in the United States Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations. Conversely, budgetary problems in the United States could lead to reduced funding, substantial modification, or elimination of Medicare programs, which would end reimbursement for many patients. There can be no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the business of the Company. Amendments to current laws and regulations could have a substantial adverse impact on the Company.

CMS (Centers for Medicare & Medicaid Services) policies of health insurance for Medicare in the United States may affect the amount of revenue the Company receives. The Company will continue to be subject to risk that reimbursement rates for its services from both federal and private payers will decline over time. Reimbursement from federal programs is subject to constant regulatory review and increasing audits by federal authorities, the effect of which may be to increase costs of service and delay or affect reimbursement, which could negatively impact cash flow and/or revenue. Audits may be costly and time consuming, and could delay cash flow, even if the Company acted properly in all respects. The policies of health insurance carriers in the United States may affect the amount of revenue the Company receives.

Highly Competitive Market

The Company will participate in a highly competitive market, which may become more competitive as new players enter. Certain competitors will be subsidiaries or divisions of larger, much better capitalized companies. Certain competitors will have vertically integrated manufacturing and services sectors of the market. The Company may have less capital and may encounter greater operational challenges in serving the market. Better capitalized competitors may also be expected to borrow money or raise debt to purchase equipment more easily than the Company.

Low profit market segments

Where the Company provides services to a patient who does not use a meter often or for an extended period of time, profitability may be unlikely in respect of that patient. Also, certain patients may have a personal preference to travel to a lab for testing rather than self-testing. In these cases, the Company may not have a meter with the patient long enough to recoup costs. Where the Company owns the meter, the failure of the patient to return the meter to the Company may impact profitability. Legal costs of bringing an action to obtain return of a meter may exceed the value of the machine, leading to losses with certain patient populations even under favorable reimbursement environments.

Foreign Subsidiaries

The Company plans to conduct all its operations through respective United States subsidiaries. Therefore, to the extent of these holdings, the Company (directly and indirectly) will be dependent on the cash flows of these subsidiaries to meet its obligations. The ability of such subsidiaries to make payments to their parent companies may be constrained by the following factors: the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which each subsidiary operates; and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS December 31, 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

Attraction and Retention of Key Personnel Including Directors

The Company will have a small management team and the loss of a key individual or inability to attract suitably qualified staff could have a material adverse impact on the business of The Company. The Company may also encounter difficulties in obtaining and maintaining suitably qualified staff. The success of The Company depends on the ability of management to interpret market data correctly and to interpret and respond to economic, market and other conditions to locate and adopt appropriate opportunities. No assurance can be given that individuals with the required skills will continue employment with The Company or that replacement personnel with comparable skills can be found. The Company will be dependent on the services of key executives, including the directors of The Company and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of The Company, the loss of these persons or The Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Dividends

The Company currently intends to retain future earnings to finance the operation, development, and expansion of its business. The Company does not anticipate paying cash dividends on the Company Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the Company Board and will depend on the Company’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Company Board may consider relevant. Accordingly, investors will only see a return on their investment if the value of the Company Shares appreciates.

Discretion in the Use of Available Funds

Management will have broad discretion concerning the use of the available funds of the Company as well as the timing of their expenditures. As a result, shareholders and investors will be relying on the judgment of management of the Company on completion of the Arrangement for the application of the available funds of the Company (see “Available Funds and Principal Purposes” above). Management may use the available funds in ways that an investor may not consider desirable. The results and the effectiveness of the application of the available funds are uncertain. If the available funds are not applied effectively, the Company’s results of operations may suffer.

Potential Conflicts of Interest

Some of the proposed directors and officers of the Company are engaged and will continue to be engaged as directors and officers of other companies in the search for additional business opportunities on behalf of such other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Some of the proposed directors and officers of the Company are or may become directors or officers of other companies engaged in other business ventures.

Conflicts of interest, if any, which arise may be subject to and be governed by procedures prescribed by the Business Corporations Act (British Columbia) which require a director or officer of a corporation who is a party to or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with The Company to disclose his interest and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the Business Corporations Act (British Columbia). Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.

Insurance and Uninsured Risks

The Company’s business will continue to be subject to several risks and hazards generally, including general liability. Such occurrences could result in damage to property, inventory, facilities, personal injury or death, damage to the properties of the Company, or the properties of others, monetary losses, and possible legal liability. The Company may be subject to product liability and medical malpractice claims, which may adversely affect its operations. The Company’s industry is highly regulated, and the Company may be subject to regulatory scrutiny for violations of regulations and laws. The Company could be adversely affected by the time and cost involved with regulatory investigations even if it has operated in compliance with all laws. Investigations could also adversely affect the timely payment of receivables.

Although the Company will maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Additional Capital

The development and the business (including acquisitions) of the Company may require additional financing, which may involve high transaction costs, dilution to shareholders, high interest rates or unfavorable terms and conditions. Failure to obtain sufficient financing may result in the delay or indefinite postponement of its business plans. As the Company will likely be unable to obtain traditional debt financing until it has a profitable and longer operating history, the initial primary source of funding available to the Company will consist of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS December 31, 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

Loss of Foreign Private Issuer Status

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is currently exempt from certain of the provisions of the U.S. federal securities laws. For example, an issuer with total assets in excess of US$10 million and whose outstanding equity securities are held by 2,000 or more persons, or 500 or more persons who are not “accredited investors”, must register such securities as a class under the Exchange Act. However, as a foreign private issuer subject to Canadian continuous disclosure requirements, the Company may claim the exemption from registration under the Exchange Act provided by Rule threeg3-2(b) thereunder, even if these thresholds are exceeded. To be considered a foreign private issuer, The Company must satisfy a United States shareholder test (not more than 50% of the voting securities of a company must be held by residents of the United States) if any of the following disqualifying conditions apply: (i) the majority of the Company’s executive officers or directors are United States citizens or residents; (ii) more than 50 percent of The Company’s assets are located in the United States; or (iii) The Company’s business is administered principally in the United States. Based on information available as at the date hereof, approximately 26.7% of the Company’s outstanding voting securities are anticipated to be directly or indirectly held of record by residents of the United States. If the Company loses its status as a foreign private issuer, these regulations could apply and it could also be required to commence reporting on forms required of U.S. domestic companies, such as Forms 10-K, 10-Q and 8-K. It could also become subject to U.S. proxy rules, and certain holders of its equity securities could become subject to the insider reporting and “short swing” profit rules under Section 16 of the Exchange Act. In addition, any securities issued by the Company if it loses foreign private issuer status would become subject to certain rules and restrictions under the Securities Act of 1933, as amended, even if they are issued or resold outside the United States. Compliance with the additional disclosure, compliance and timing requirements under these securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements.

United States Operations and Exchange Rate Fluctuations:

All the Company’s revenue generating operations will occur in the United States. The Company will be subject to a number of risks associated with its operations that may increase liability and costs and require significant management attention. These risks include:

•	compliance with laws of the United States that will apply to the Company’s United States operations, including lawful access, privacy laws and anti-corruption laws;

•	instability in economic or political conditions, including inflation, recession, and political uncertainty;

•	potential adverse tax consequences; and

•	litigation in United States courts.

In addition, the Company will be exposed to foreign exchange risk as a result of substantially all its revenue generating operations taking place in the United States and thus, revenues and expenses being earned and paid in United States dollars while the Company reports its financial statements in Canadian dollars. If the Canadian dollar appreciates relative to the United States dollar, the Company’s Canadian dollar expenses and revenues will decrease when translated from United States dollars for financial reporting purposes. Conversely, if the Canadian dollar depreciates relative to the United States dollar, the Company’s Canadian dollar expenses and revenues will increase when translated from United States dollars for financial reporting purposes. In addition, exchange rate fluctuations may affect the costs that The Company incurs in its operations. The appreciation of non- United States dollar currencies against the United States dollar can increase the cost of operations in United States dollar terms. Foreign exchange rate fluctuations may materially affect the Company’s financial condition and results of operations in future periods.

The Company will continue to translate the assets and liabilities of its United States dollar functional currency subsidiaries into Canadian dollars using exchange rates in effect at the end of each period. Revenue and expenses for these subsidiaries are translated using average exchange rates that approximate those in effect during the period. The Company will continue to maintain cash balances in both United States and Canadian dollars, but management anticipates that it will not purchase any securities or financial instruments to speculate on or hedge against a rise or fall in the value of the United States dollar.

Global Economy

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital. From 2007 to 2009, the United States credit markets began to experience serious disruption due to deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader United States and global credit and financial markets and resulted in the collapse of, and government intervention in, major banks, financial institutions and insurers and created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions which continued throughout 2012 with continued uncertainty in the European marketplace and continued uncertainty surrounding the “fiscal cliff” , the United States government deficit and the United States government spending cuts. Notwithstanding various actions by the United States and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to deteriorate and stock markets to fluctuate substantially.

These disruptions in the current credit and financial markets have had a significant material adverse impact on several financial institutions and have limited access to capital and credit for many companies, including junior mining companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital, and financing for its operations. Access to additional capital may not be available to the Company on terms acceptable to it, or at all.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS December 31, 2019 (Tabular dollar amounts expressed in thousands of Canadian Dollars)

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) a global pandemic. In response to the outbreak, governmental authorities in the United States and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment, and economic disruptions.

Although the Company has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Company’s business, operations, and financial results and position, including through employee attrition, disruptions to the Company’s supply chains and sales channels, restrictions of operations at our retail stores, changes in the number of Americans with health insurance resulting in a change in demand for the Company’s products, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome, and duration, it is not possible to estimate its impact on the Company’s business, operations, financial results and position or prospects at this time.

The Company continues to monitor the situation and work with its stakeholders (including customers, employees, and suppliers) in order to assess further possible implications to its business, supply chain, and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

Finally, the actual and threatened spread of COVID-19 globally could adversely affect global economies and financial markets, resulting in a prolonged economic downturn and a decline in the value of the Company’s share price. The extent to which COVID-19 (or any other disease, epidemic, or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

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